

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Menderes Akdag
Chief Executive Officer and President
PetMed Express, Inc.
1441 S.W. 29th Avenue
Pompano Beach, FL 33069

> **Re:** **PetMed Express, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed June 1, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **File No. 000-28827**

Dear Mr. Akdag:

    We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Joel Parker
                        Accounting Branch Chief